Atlassian Announces Third Quarter Fiscal Year 2016 Results

Quarterly revenue of $117.9 million, up 40% year-over-year
Quarterly IFRS operating loss of $4.9 million and non-IFRS operating income of $18.3 million
Quarterly free cash flow of $40.7 million, up 39% year-over-year

SAN FRANCISCO (May 5, 2016) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its third quarter of fiscal 2016 ended March 31, 2016.

“We achieved another solid quarter of top-line and free cash flow growth,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “Our unique ability to solve the full set of collaboration needs for teams is driving momentum across our products. Customers increasingly rely on Atlassian products to boost the productivity of their technical and non-technical teams by improving how those teams communicate, create and share information, and track work.”

Third Quarter Fiscal Year 2016 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $117.9 million for the third quarter of fiscal 2016, up 40% from $84.0 million for the third quarter of fiscal 2015.

•	Operating Loss: Operating loss was $4.9 million for the third quarter of fiscal 2016, compared with $1.5 million for the third quarter of fiscal 2015.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $1.1 million for the third quarter of fiscal 2016, compared with $0.6 million for the third quarter of fiscal 2015. Net loss per diluted share was $0.01 for the third quarter of fiscal 2016, compared with $0.00 per diluted share for the third quarter of fiscal 2015.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the third quarter of fiscal 2016 totaled $723.3 million.
On a non-IFRS basis, Atlassian reported:

•	Operating Income: Operating income was $18.3 million for the third quarter of fiscal 2016, compared with $11.1 million for the third quarter of fiscal 2015.

•
Net Income and Net Income Per Diluted Share: Net income was $17.0 million for the third quarter of fiscal 2016, compared with $9.4 million for the third quarter of fiscal 2015. Net income per diluted share was $0.07 for the third quarter of fiscal 2016, compared with $0.06 per diluted share for the third quarter of fiscal 2015.

•
Free Cash Flow: Cash flow from operations for the third quarter of fiscal 2016 was $48.2 million while capital expenditures totaled $7.5 million, leading to free cash flow of $40.7 million, an increase of 39% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the third quarter of fiscal 2016 with a total customer count on an active subscription or maintenance agreement basis of 57,431, a 26% increase over March 31, 2015. Atlassian added 3,169 net new customers during the quarter.

•
Best place to work: During the quarter, Atlassian was named the #1 best large workplace in Asia and the #1 place to work in the Netherlands for 2016. This continues Atlassian’s recognition as a great place to work. For companies with less than a thousand employees, Atlassian was named the #2 place to work in the United States in 2015. And in Australia, across companies of all sizes, Atlassian was recognized as the #1 place to work for the second year in a row in 2015.

•
Advanced diversity reporting: In March, Atlassian released its first diversity report, taking a groundbreaking approach by focusing on team diversity data. Team-level data provides crucial insight into how well people from underrepresented backgrounds are spread across the company. Atlassian also revealed its ‘n-Space’ approach to pursuing a more inclusive culture, expanding its analysis beyond traditional diversity metrics by adding LGBT identification, international representation and age - a first for the tech industry - to its report.

Financial Targets:
Atlassian is providing its financial targets for the fourth quarter and full fiscal year 2016. The company’s financial targets are as follows:

•	Fourth Quarter Fiscal Year 2016:

•	Total revenue is expected to be in the range of $123 million to $125 million.

•	Gross margin is expected to be approximately 82% on an IFRS basis and approximately 85% on a non-IFRS basis.

•	Operating margin is expected to be (13%) on an IFRS basis and 10% on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 231 million to 233 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.05) on an IFRS basis, and net income per diluted share is expected to be approximately $0.05 on a non-IFRS basis.

•	Fiscal Year 2016:

•	Total revenue is expected to be in the range of $452 million to $454 million.

•	Gross margin is expected to be approximately 83% on an IFRS basis and approximately 86% on a non-IFRS basis.

•	Operating margin is expected to be approximately (2%) on an IFRS basis and approximately 16% on a non-IFRS basis.

•	Weighted average share count is expected to be in the range of 201 million to 203 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.01) on an IFRS basis, and net income per diluted share is expected to be approximately $0.33 on a non-IFRS basis.

•	Free cash flow is expected to be in the range of $87 million to $90 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin and net income per diluted share has been provided in the financial statement tables included in this press release.

Webcast and Conference Call Details:

•	When: May 5, 2016 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast:  A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: http://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in:  To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay:  An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10083200). International callers, please dial 1-412-317-0088 (access code 10083200).

Atlassian has used, and intends to continue to use, its Investor Relations website (https://investors.atlassian.com), as a means of disclosing material non-public information and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 57,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian’s project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at http://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Heather Staples
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “may,” “will,” “should,” “might,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about our products, including our investments in products, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.
Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect Atlassian’s financial results is included in filings it makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the company’s Form F-1 previously filed with the SEC and Form 6-K report filed on February 10, 2016. These documents are available on the SEC Filings section of the Investor Relations section of Atlassian’s website at: http://investors.atlassian.com.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period to period comparisons of results of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS measures used by other companies.

Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangibles.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangibles.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangibles and related income tax effects on these items.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consist of purchases of property, equipment and software.
We exclude expenses related to share-based compensation, amortization of acquired intangibles and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangibles and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and RSUs in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and provide comparability.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Our management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	as a measure of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of Selected IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Revenues
Subscription	$38,691	$22,609	$103,069	$59,868
Maintenance	56,178	41,276	160,040	114,479
Perpetual license	16,430	14,823	47,576	42,061
Other	6,643	5,255	18,785	11,303
Total revenues	117,942	83,963	329,470	227,711
Cost of revenues (1) (2)	19,764	13,468	54,657	37,668
Gross profit	98,178	70,495	274,813	190,043
Operating expenses
Research and development (1)	54,170	36,910	147,476	97,678
Marketing and sales (1) (2)	24,436	19,773	62,411	48,758
General and administrative (1)	24,507	15,310	59,416	38,551
Total operating expenses	103,113	71,993	269,303	184,987
Operating income (loss)	(4,935)	(1,498)	5,510	5,056
Other non-operating income (expense), net	54	(1,267)	(730)	(3,394)
Finance income	703	22	872	176
Finance costs	(5)	(32)	(62)	(64)
Income (loss) before income tax benefit	(4,183)	(2,775)	5,590	1,774
Income tax benefit	3,111	2,127	3,485	6,172
Net income (loss)	$(1,072)	$(648)	$9,075	$7,946
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.01)	$0.00	$0.05	$0.05
Diluted	$(0.01)	$0.00	$0.05	$0.05
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	212,920	144,008	172,272	144,008
Diluted	212,920	144,008	180,417	145,499

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Cost of revenues	$1,258	$784	$3,765	$1,975
Research and development	9,495	5,585	23,193	16,398
Marketing and sales	2,754	1,775	8,560	4,701
General and administrative	7,739	2,887	14,876	5,540

(2)Amounts include amortization of acquired intangibles, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Cost of revenues	$1,921	$1,529	$5,496	$4,680
Marketing and sales	22	8	65	24

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	March 31, 2016	June 30, 2015
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$312,894	$187,094
Short-term investments	410,381	30,251
Trade and other receivables	17,497	13,371
Current tax receivables	1,686	939
Prepaid expenses and other current assets	7,747	6,976
Total current assets	750,205	238,631
Non-current assets:
Property and equipment, net	48,231	41,948
Deferred tax assets	119,512	81,519
Goodwill	7,172	7,152
Intangible assets, net	15,561	21,099
Other non-current assets	5,691	6,812
Total non-current assets	196,167	158,530
Total assets	$946,372	$397,161
Liabilities
Current liabilities:
Trade and other payables	$54,473	$52,636
Current tax liabilities	99	973
Provisions	4,180	3,314
Deferred revenue	158,872	131,231
Total current liabilities	217,624	188,154
Non-current liabilities:
Deferred tax liabilities	5,015	4,919
Provisions	2,078	1,873
Deferred revenue	7,217	5,334
Other non-current liabilities	7,733	6,827
Total non-current liabilities	22,043	18,953
Total liabilities	$239,667	$207,107
Equity
Share capital	$21,319	$18,461
Share premium	439,327	5,744
Other components of equity	39,814	39,194
Share-based payments reserve	182,268	111,753
Retained earnings	23,977	14,902
Total equity	$706,705	$190,054
Total liabilities and equity	$946,372	$397,161

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Operating activities
Income (loss) before income tax	$(4,183)	$(2,775)	$5,590	$1,774
Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities:
Depreciation and amortization	5,678	3,813	15,584	10,952
Net loss on disposal of property and equipment	61	45	198	52
Net unrealized foreign currency (gain) loss	(442)	878	(8)	2,329
Share-based payment expense	21,246	11,031	50,394	28,614
Change in fair value of contingent consideration	—	—	—	(155)
Interest income	(703)	(22)	(872)	(176)
Changes in assets and liabilities:
Trade and other receivables	1,003	(6,714)	(3,311)	(7,438)
Prepaid expenses and other current assets and other non-current assets	(796)	(2,665)	(824)	(2,753)
Trade and other payables, provisions and other non-current liabilities	10,717	14,538	5,975	12,704
Deferred revenue	15,272	15,969	29,524	33,478
Interest received	1,352	36	1,458	143
Income tax paid, net of refunds	(961)	(831)	(9,161)	(2,080)
Net cash provided by operating activities	48,244	33,303	94,547	77,444
Investing activities
Business combinations, net of cash acquired	—	—	—	(3,335)
Purchases of property and equipment	(7,531)	(4,108)	(16,819)	(18,046)
Purchases of intangible assets	—	—	—	(900)
Purchases of investments	(318,785)	(15,426)	(435,428)	(34,744)
Proceeds from maturities of investments	13,202	14,950	47,824	34,477
Proceeds from sales of investments	6,361	—	6,361	—
Payment of deferred consideration	—	—	(1,025)	—
Net cash used in investing activities	(306,753)	(4,584)	(399,087)	(22,548)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	—	—	431,447	—
Proceeds from exercise of share options, including early exercised options	764	485	4,266	1,225
Employee payroll taxes paid related to net share settlement of equity awards	—	—	(5,395)	—
Net cash provided by financing activities	764	485	430,318	1,225
Effect of exchange rate changes on cash and cash equivalents	371	(604)	22	(1,715)
Net increase (decrease) in cash and cash equivalents	(257,374)	28,600	125,800	54,406
Cash and cash equivalents at beginning of period	570,268	142,572	187,094	116,766
Cash and cash equivalents at end of period	$312,894	$171,172	$312,894	$171,172

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Gross profit:
IFRS gross profit	$98,178	$70,495	$274,813	$190,043
Plus: Share-based payment expense	1,258	784	3,765	1,975
Plus: Amortization of acquired intangibles	1,921	1,529	5,496	4,680
Non-IFRS gross profit	$101,357	$72,808	$284,074	$196,698
Operating income:
IFRS operating income (loss)	$(4,935)	$(1,498)	$5,510	$5,056
Plus: Share-based payment expense	21,246	11,031	50,394	28,614
Plus: Amortization of acquired intangibles	1,943	1,537	5,561	4,704
Non-IFRS operating income	$18,254	$11,070	$61,465	$38,374
Net income:
IFRS net income (loss)	$(1,072)	$(648)	$9,075	$7,946
Plus: Share-based payment expense	21,246	11,031	50,394	28,614
Plus: Amortization of acquired intangibles	1,943	1,537	5,561	4,704
Less: Income tax effects and adjustments	(5,157)	(2,517)	(10,581)	(6,473)
Non-IFRS net income	$16,960	$9,403	$54,449	$34,791
Net income per share:
IFRS net income (loss) per share - basic	$(0.01)	$0.00	$0.05	$0.05
Plus: Share-based payment expense	0.10	0.08	0.30	0.20
Plus: Amortization of acquired intangibles	0.01	0.01	0.03	0.03
Less: Income tax effects and adjustments	(0.02)	(0.02)	(0.06)	(0.04)
Non-IFRS net income per share - basic	$0.08	$0.07	$0.32	$0.24

IFRS net income (loss) per share - diluted	$(0.01)	$0.00	$0.05	$0.05
Plus: Share-based payment expense	0.09	0.07	0.26	0.17
Plus: Amortization of acquired intangibles	0.01	0.01	0.03	0.03
Less: Income tax effects and adjustments	(0.02)	(0.02)	(0.06)	(0.04)
Non-IFRS net income per share - diluted	$0.07	$0.06	$0.28	$0.21
Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income (loss) per share	212,920	144,008	180,417	145,499
Dilution from share options and RSUs (1)	18,023	1,494	—	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	18,335	11,247	18,132
Weighted-average shares used in computing diluted non-IFRS net income per share	230,943	163,837	191,664	163,631
Free cash flow:
IFRS net cash provided by operating activities	$48,244	$33,303	$94,547	$77,444
Less: Capital expenditures	(7,531)	(4,108)	(16,819)	(18,946)
Free cash flow	$40,713	$29,195	$77,728	$58,498
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended March 31, 2016 and 2015 because the effect would have been anti-dilutive.
(2) Gives effect to unvested share options and RSUs in periods prior to our IPO for comparability.

Atlassian Corporation Plc
Reconciliation of Selected IFRS to Non-IFRS Financial Targets

	Three months ended June 30, 2016	Twelve months ended June 30, 2016
Revenue	$123 million to $125 million	$452 million to $454 million

IFRS gross margin	82%	83%
Share-based payment expense	1	1
Amortization of acquired intangibles	2	2
Non-IFRS gross margin	85%	86%

IFRS operating margin	(13%)	(2%)
Share-based payment expense	21	16
Amortization of acquired intangibles	2	2
Non-IFRS operating margin	10%	16%

IFRS net loss per share - diluted	($0.05)	($0.01)
Share-based payment expense	0.12	0.38
Amortization of acquired intangibles	0.01	0.04
Income tax effects and adjustments	(0.03)	(0.08)
Non-IFRS net income per share - diluted	$0.05	$0.33
Weighted-averages shares used in computing diluted non-IFRS net income per share	231 million to 233 million	201 million to 203 million